Electric Interconnection
~~Interconexión Eléctrica S.A.~~ E.S.P.

American Depositary Receipts (Level I)

March 2005

Submission Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended

File No. ~~82-34774~~ 82-34786


PROCESSED
MAR 22 2005
THOMSON
FINANCIAL



SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER
(212) 839-5838

WRITER'S E-MAIL ADDRESS
jemiller@sidley.com

March 11, 2005

BY HAND

Office of International Corporate Finance
Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of November and December of Year 2004 and January 2005– "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Notice from the Issuer to the Colombian Securities Commission regarding the issuance on December 7, 2004 in a public offering of a third tranche of domestic debt bonds in the amount of COP 108,865,000,000.00 in connection with the Issuer's Issue and Underwriting Program.

3. Document from the Issuer reporting that at a Special Meeting of all Stockholders, the shareholders of Flycom Comunicaciones S.A. E.S.P. ("Flycom") approved a capital reduction of COP 24,951,058,048 to offset Flycom's losses.

4. Letter from Duff and Phelps de Colombia S.A. to the Colombian Securities Commission dated January 14, 2005, regarding the rating of certain bonds.

Information for the Quarter ended on December 31, 2004.

5. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of October 2004, regarding placement of securities by the Issuer in the primary market.

6. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of November 2004, regarding placement of securities by the Issuer in the primary market.

7. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of December 2004, regarding placement of securities by the Issuer in the primary market.

8. Brief Statement of Interim Financial Results for three month period ended December 31, 2004, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,

Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente

OTHER RELEVANT INFORMATION

NOVEMBER, DECEMBER 2004

JANUARY 2005

Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
20/01/2005	07:46:44	Project of Earnings and Losses approved by the Stockholders' Meeting	In line with the COL$92,193 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's fourth and last dividend payment in the amount of COL$24 per each outstanding common share.	N/A
17/01/2005	16:05:06	Securities Rating	Communication 20051-603	See attachment
06/01/2005	14:17:09	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during December of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
28/12/2004	12:14:44	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during November of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

22/12/2004	16:22:31	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 27-12-2004, by which agreement a beneficial owner has agreed to purchase 136,626 ISA shares at market price.	N/A
14/12/2004	17:20:59	Notices published by the corporation	Special Meeting of All Stockholders of Flycom Comunicaciones S.A. E.S.P. held this afternoon in Medellín approved a COL$ 24,951,058,048 capital reduction to offset company's losses	See attachment
13/12/2004	17:26:13	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 15-12-2004, by which agreement a beneficial owner has agreed to purchase 4,265 ISA shares at market price.	N/A
06/12/2004	11:44:42	Securities issue	The third bond issue for COL$ 108,865,000,000.00 under ISA's Issue and Underwriting Program of Domestic Bonds will take place on December 7, 2004 through Bolsa de Valores de Colombia S.A.	See attachment
16/11/2004	16:42:07	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 19-11-2004, by which agreement a beneficial owner has agreed to	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			purchase 5,306 ISA shares at market price.	
10/11/2004	15:12:47	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 17-11-2004, by which agreement a beneficial owner has agreed to purchase 22,115 ISA shares at market price.	N/A
05/11/2004	07:48:09	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during October of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
02/11/2004	15:54:57	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 04-11-2004, by which agreement a beneficial owner has agreed to purchase 186,328 ISA shares at market price.	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Summary of Other Relevant Information as of January 31, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, February 4, 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA

NOTICE OF PUBLIC OFFERING OF DOMESTIC DEBT BONDS
ISSUER: INTERCONEXIÓN ELÉCTRICA S. A. E. S. P.

FIRST NOTICE FOR THIRD TRANCHE IN THE AMOUNT OF ONE HUNDRED EIGHT THOUSAND EIGHT HUNDRED SIXTY FIVE MILLION OF ISA'S ISSUE AND UNDERWRITING PROGRAM.

ISA's Issue and Underwriting Program (the "Program") was authorized by ISA's Shareholders' Special Meeting, in its session of June 11, 2001, which authorized issue of nonconvertible bonds, up to the equivalent of three hundred million dollars (US$ 300,000,000). The Board of Directors shall timely determine the amounts to be placed both nationally and internationally. The Program was authorized by the Board of Directors in its meeting of July 25, 2003, as shown in Minutes 600, together with unanimous approval of Agreement 43 in session 604 of the Board of Directors, held on November 24 of 2003, which approved the Issue and Underwriting Ruling of the Bonds Program. Through Resolution No. 343 of February 11, 2004 amended and supplemented by Resolution No. 427 of February 17, 2004 of the Ministry of Finance and Public Credit, the Program received Favorable Opinion No. SC-04-063-2003 of the National Planning Department dated December 4, 2003. Early filing with the National Registry of Securities and Intermediaries, as well as the public offering, were authorized by the Securities Superintendence through Resolution No. 205 of February 18, 2004 and communication No. 210/57 of November 26, 2004 of said Superintendence. Government authorizations to Interconexión Eléctrica S.A. E.S.P. have been granted by each competent authority, in accordance with Decree 2681 of 1993, regulating Law 80 of 1993, and with the requirements of Resolution 400 of 1995 of the Securities Superintendence.

1. AMOUNT: This offering corresponds to a third tranche worth one hundred eight thousand eight hundred sixty five million (COL$ 108,865,000,000,00)

2. PROSPECTIVE BUYERS: The Program shall be offered to the general investing public.

3. TYPE OF SECURITY: Public Debt Bonds

4. DATE OF ISSUE AND TERM OF THE TRANCHE: Date of issue for the third tranche is December 7, 2004. Placement term shall be three (3) years from the date of issue of the tranche.

5. PROGRAM ADMINISTRATOR: The Program shall be totally dematerialized. Bondholders expressly give up the possibility to materialize them. Depósito

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Centralizado de Valores de Colombia DECEVAL S.A. will be in charge of the issue's custody and administration

6. LEGAL AGENT OF THE BONDHOLDERS: Sociedad Fiduciaria del Valle S.A. (Fiduvalle), established as a financial services trust corporation through Public Deed No. 2803 of the First Notary Public Office of Cali on September 4, 1991, with operation authorization by Resolution No. 3548 of September 30, 1991 of the Banking Superintendence, and main domicile in the city of Santiago de Cali, will act for all the effects of Services Contract 4500037481 as legal agent of the holders of the bonds issued by ISA .

7. RATING: The Bonds Issue and Underwriting Program of Interconexión Eléctrica S.A. E.S.P. for an amount of four hundred and fifty billion (450,000,000,000) was rated AAA by Duff & Phelps. AAA rating means an issue of the highest credit rating and almost non-existent risk factors.

8. PAR VALUE AND MINIMUM INVESTMENT: Bonds denominated in Colombian legal tender shall be issued in multiples of one million pesos ($1,000,000) Colombian legal tender, with a minimum investment of five million pesos ($5,000,000) Colombian legal tender. Bonds denominated in UVR shall be placed and payable in Colombian legal tender, using the value of the UVR as of the date of the subscription. The minimum denomination of the principal in UVR shall be ten thousand (10,000) units, and the issue shall be in multiples of one thousand (1,000) units, and the minimum investment shall be ten thousand units (10,000). Bonds denominated in dollars will be placed and payable in Colombian legal tender as of the date of the subscription, and will be issued in multiples of one thousand U.S. dollars ($1,000), with a minimum investment of one thousand U.S. dollars (US$1,000).

9. OFFERING MADE HEREBY: The following tranche is offered hereby.

Total amount of the tranche: $108,865,000,000.00

Currency Denomination: Colombian pesos (Colombian legal tender)

Date of issue: December 7, 2004

Term: Fifteen (15) years.

Maturity date: December 7, 2019

Coupon: The bond's face rate, which will be determined in this first offering according to the underwriting procedure chosen. The coupon rate established shall be the same for subsequent tranches.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Calculation of interest shall be as provided in number 1.7.18.1 of the prospectus.

Maximum yield: According to Article 3, paragraph 2 of Resolution No. 205 of February 18, maximum yield will not disclosed to the market during each tranche's Dutch auction, as provided in Securities Superintendence Resolution No. 059 of 2003.

Way of payment of interest: Semiannually for the previous period.

Call provision:

The call provision can be exercised at ISA's option starting on year eight (8) as of the date of issue. Redemption of the bonds will be carried out through an exercise price, which is understood as the price payable by ISA for each bond in case the call provision is exercised. The exercise price shall be:

- 4% of the principal balance being amortized, if the call provision is exercised during the eighth year after the date of issue.

- 3% of the principal balance being amortized, if the call provision is exercised during the ninth year after the date of issue.

- If the call provision is exercised during the tenth year after the date of issue, the bonus will be an amount equal to 2% of the principal balance being amortized,

- If the call provision is exercised during the eleventh, twelfth, thirteenth or fourteenth years after the date of issue the bonus will be an amount equal to 1% of the principal balance being amortized.

Payment generated by the exercise of the call provision can be carried out in full, or partially in percentages of the total amount issued representing a multiple of the amount designated as minimum investment; the minimum payment allowed shall be greater than or equal to ten percent (10%) of the issue's total amount. Payment shall be prorated equitably among bondholders, each one of whom shall be paid the same payment percentage on his nominal investment.

The call provision can be exercised only on interest payment dates, and only after eight (8) years as of the date of issue.

Exercise of the option shall be announced at least thirty (30) calendar days in advance through announcement published in the same newspaper as the public placement offering was, and through notice to the Colombian Stock Exchange for such information to be included in its daily bulletin.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Once ISA has published its redemption notice, it will become mandatory for holders of the respective tranche.

Payment mechanism shall be through the clearing agent, to this effect, DECEVAL.

Convention for calculation of interest: 365/365. Yield shall be calculated taking as reference the effective annual CPI for the day of commencement of the respective accrual period.

10. RULES REGARDING INTEREST: Interest shall be calculated from the date of issue of the respective tranche up to the same date established for interest payment. In case the same day does not exist in the respective month, the last calendar day of that month will be taken as such.

Interest shall be calculated from the day following the first day of the respective interest accrual period to the agreed payment day.

The factor to be used for calculation of interest must include four (4) decimals, approximated by the rounding method. Factor of approximation is understood as the solution to the mathematical expression determining the interest rate proportion for the period of time to be remunerated, based on the convention adopted for the respective issue.

11. VALIDITY OF THIS NOTICE: This notice will have a one (1) day validity, starting on the business day following publication hereof.

12. SUBSCRIPTION PRICE: The subscription price of the bonds shall be calculated as the present value of their financial flows, including amortizations and interest flows, on the subscription date, discounted with the auction rate.

13. GENERAL RULES FOR BOND UNDERWRITING AND TRADING: Bonds shall be placed in the Colombian capital market in several tranches through public offering, and according to this Underwriting Ruling. Placement term shall be three (3) years from the date of issue of each tranche.

The placement mechanism will be that of best efforts underwriting. Bids shall be made by the group of Underwriters chosen annually by Interconexión Eléctrica S.A. E.S.P., under the mechanism of Dutch auction. For the effects of the auction carried out according to instructions designed by the Colombian Stock Exchange for this underwriting, Dutch auction is understood as the auction through which an issuer calls for bids which are allotted at the auction rate to the answers received, according to the procedures and criteria established in the instructions

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

The instructions ruling the underwriting of the amount offered can be looked up at the web pages of Bolsa de Valores de Colombia S.A. and Interconexión Eléctrica S. A. E. S. P.

The auction rate at which the bids will be awarded will be determined taking into account among other variables, the Maximum Yield established by the Ministry of Finance and Public Credit.

Underwriting procedure:

One bond shall be placed through one or more auctions, at the issuer's discretion.

Posting of bids by the Underwriters shall be done according to the instructions designed by the Colombian Stock Exchange for the auction.

Interconexión Eléctrica S. A. E. S. P. shall define the following particular terms of the bond to be auctioned, according to the case:

The following criteria shall be taken into account in awarding the bonds:

Determination of the auction rate: The auction rate shall be the rate resulting from the bid selection process. Such rate can not exceed the maximum yield authorized by the Ministry of Finance and Public Credit. Were the auction to be taken place non-electronically, Interconexión Eléctrica S.A. E.S.P. would disclose results via fax and/or electronic mail to the Underwriters.

Allotment criteria:

To allot the offered amount, only those bids presenting a rate equal to or lower than the maximum yield authorized by the Ministry of Finance and Public Credit shall be taken into account.

Bids offering a rate higher than the maximum yield authorized by the Ministry of Finance and Public Credit will be discarded.

At the closing time for presenting bids to the Stock Exchange's allotment electronic system, the following procedure must be carried on:

(i) The Stock Exchange shall conduct a preliminary allotment under the Dutch auction system subject to the following criteria:

(a) The Stock Exchange shall accept or reject biddings presented according to previously defined criteria.

(b) It shall classify and add up the bids accepted for every series offered.

(c) When the total amount of the bids is lower than or equal to the series' total, all bids will be allotted at the highest bid rate, which may never exceed the maximum rate that was determined by Ministry of Finance and Public Credit and reported by the issuer to the Exchange.

When the bidding amount is higher than the series' amount, bids shall be arranged according to their bid rate from lower to higher, and:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

c.1) It shall determine the auction rate for the series, which will be the highest rate at which the Series' total can be allocated, and which in no event may exceed the maximum rate determined by the Ministry of Finance and Public Credit and reported by the issuer to the Exchange.

c.2) Bids presented at a rate higher than the auction rate will be discarded.

c.3) Bids presented at a rate lower than the auction rate will be allotted in their corresponding amount.

c.4) In the event there is a not-allotted balance for the series lower than the total bids presented at the auction rate, such balance shall be allotted at the auction rate prorated to the bids and abiding by the criteria of the issue's nominal minimum and multiple values.

(d) When due to the prorating and to the issue's nominal minimum and multiple values, the total allotted is lower than the total offered in the series, the balance will be added to: (i) the bid which due to the prorating was allotted the lowest amount, provided the total amount allotted is not higher than the bidding amount, (ii) when the total allotted exceeds the bidding total, only the bidding total will be allotted and the remaining balance will be added to the bid with the second lowest amount allotted, respecting as well the bidding total, and so on, (iii) in the event two bids having the same amount, allotment will be conducted in the order of arrival (time when the bid was entered into the allotment electronic system), and in the event of two bids with the same time, in alphabetical order.

(e) In the event no bids are presented to the Dutch auction, the Exchange shall declare it without successful bidders.

(ii) The Exchange shall notify ISA the auction rate suggested at which the largest possible amount of the total offered would be allotted together with information regarding amount and rate of every bid received, except investor's name.

(iii) ISA, according to the terms published in the notice of public offering, shall notify the Exchange whether it declares the auction without successful bidders or allots at the auction rate suggested by the system, or at a different rate, rate that shall be not lower than one of the bid rates and not higher than the reference rate as determined by the Ministry of Finance and Public Credit and reported by the issuer to the Exchange.

(iv) Once the Exchange, as instructed by ISA, has entered the auction rate into the system, it shall immediately commence the definitive allotment process for the Dutch auction under the criteria determined in (i) above.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Demands allotted must be complied with irrevocably on the same day of the auction.

The auction results shall be disclosed to the Underwriters by fax and/or e-mail and/or through the Colombian Stock Exchange on the day of the auctions. The communication shall include:

Auction rate
Bidding nominal amount
Allotted nominal amount
Payable price of bonds

Bidding on bonds is firm. Therefore, once the bonds are allotted, the Underwriters must comply with the operation on the auction rate terms. Payment will be made via Sebra on the same day each auction takes place.

Auction rules:

Operation of the auction on the Colombian Stock Exchange will be subject to compliance with the following stages:

1. Call for bids: time when the call for bids is entered to the system.

2. Bids: the period of time during which the Underwriters can send their bids to a call.

3. Awarding: the period of time to evaluate bids and to grant the awarding on the part of Interconexión Eléctrica S.A. E.S.P.

Price of the Allotted Amount:

Resulting price of allotted amount will depend on the allotted amount, the auction rate and the bond subscription price. The price of the bonds will be calculated as the present value of their financial flows (including amortizations and interest flows) on the operation subscription date, discounted at the auction rate. For calculation, effective annual rates established for each tranche will be considered.

The mathematical procedure to calculate the price of the bond at the moment of subscription is as follows:

$$p = \sum_{i=1}^{n} \frac{F_i}{(1+TCS)^{t_i}}$$

Where:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

P: Subscription price
Fi: Amortization and interest flows
TSC: Auction rate expressed in effective terms
ti : Time expressed in years complying with the day-count established for respective tranche.

For bonds denominated in CPI, effective annual rate will be determined by adding the CPI current on the day of the auction to the auction rate (((1+CPI)*(1+SPREAD%))-1); this will be the rate to discount interest and amortization flows in order to find the subscription price.

Each Underwriter is to supplement the operation information indicating the data of beneficiaries other than themselves, if any, as well as information regarding the securities depositories.

Compensation of transactions will be "delivery against payment" through Depósito Centralizado de Valores de Colombia, DECEVAL S.A.

In any case, the Dutch auction shall be governed by the instructions designed by the Colombian Stock Exchange for this underwriting.

14. STOCK EXCHANGE WHERE THE BONDS WILL BE LISTED: Bolsa de Valores de Colombia S.A.

15. PROSPECTUS OF ISA'S ISSUE AND UNDERWRITING PROGRAM: The Prospectus is at the disposal of the investors at the Colombian Stock Exchange, at the Securities Superintendence, at the offices of the Underwriters, and at the Issuer's offices.

16. ACQUISITION OF SECURITIES: Bonds shall be subscribed through the Underwriters. Accordingly, those interested in the subscription of bonds must channel their bids one business day following the publication of the notice through the Underwriters, who will in turn be the only ones participating in the auctions. Hours will be between 8:30 a.m. and 10:00 a.m.

Between 8:30 a.m. and 10:00 a.m., underwriters shall send their bids to the Colombian Sock Exchange in charge of the auction process.

UNDERWRITER	TELEPHONE	FAX
CORFIVALLE S.A.	(2) 898 06 00	(2) 889 13 51 (2) 896 13 51

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

BBVA Valores Ganadero	(1) 313 22 06 (1) 313 22 65 (1) 313 21 48	(1) 313 14 83 (1) 313 21 47
Helm Securities S.A.	(1) 339 45 40	(1) 339 45 41

Allotment shall be carried out according to instructions designed by the Colombian Stock Exchange.

17. DISCLOSURE OF THE ALLOTMENT: Auctions results and acceptance of bids shall be disclosed to the Underwriters via fax and/or electronic mail and/or through the Colombian Stock Exchange on the day of the auctions including the following information: date and time of acceptance, auction rate, bidding nominal amount and allotted nominal amount. Likewise, operations resulting from an auction shall be disclosed to the market, without including the names of participants in the operation.

The market shall be informed through the system of the Colombian Stock Exchange whenever the auction is declared without successful bidders.

18. CODE OF GOOD GOVERNANCE: ISA's Code of Good Governance was prepared by the General Manager's office and approved by the Board of Directors on November 15, 2001.

In the preparation of its Code of Good Governance, ISA took into account the criteria, mechanisms and requirements of Resolution 0275 of May 23, 2001 of the Securities Superintendence.

ISA's Code of Good Governance can be looked up at webpage of Interconexión Eléctrica S. A. E. S. P. www.ISA.com.co

19. ISSUER'S DOMICILE: Calle 12 sur No. 18-168 Medellín

Early listing of the bonds on the National Registry of Securities and Intermediaries and the authorization from the Securities Superintendence for the public offering do not imply any certification as to the quality of the security or the solvency of the issuer.

DECEMBER OF 2004

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in nine pages of ISA's Notice of Public Offering of Domestic Debt Bonds.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, February 4 of 2005.

...UCIA URIBE
...ctora Oficial
...Minjusticia 3157
...viembre 20 de 1989

CAPITAL REDUCTION TO OFFSET LOSSES PASSED AT FLYCOM'S STOCKHOLDERS' MEETING

Through a capital reduction of COL$ 24,951,058,048 to offset company's losses, the Special Meeting of All Stockholders of Flycom Comunicaciones S.A. E.S.P. held this afternoon in Medellín thwarted a dissolution event resulting from the company's financial situation reported in the November 20, 2004 financial statements that were submitted today to the Board of Directors.

Flycom Comunicaciones has as its corporate purpose the provision of value-added voice and data services (offices and business centers interconnectivity and corporate Internet) for business customers. In the year 2000, Flycom acquired a Local Multipoint Distribution System (LMDS) license to provide nation-wide telecommunications services using wireless technology.

Of total Flycom's capital, 75.04% is owned by ISA, 24.95% by First Mark Communications Latinoamerica S.A. (FMCLA) and 0.01% by other investors. For the end of 2004, Flycom estimates revenues of COL$11,474 million equivalent to a 119% growth with respect to 2003, 207 customers or 70% more than last year, and 826 links that represent a 105% increase with respect to same period of 2003.

Today's decision has no impact whatsoever on the company or on ISA Group. It was made after release of the Company's financial results as of November 30, where net equity is lower than 55% of subscribed capital. Such a fact is explained by accumulation of losses typical of a consolidation process in highly competed markets and called for a special stockholders' meeting to reduce the share's nominal value from COL$1.00 to COL$0.42.

The decision does not compromise the company's operations, nor the execution of its business plan or compliance with budget approved by its Board of Directors for 2005, plan that provides for a COL$ 18,900 million contribution from ISA to Flycom.

For 2005, Flycom projects investments nearing COL$8.320 million. Also, the company will begin commercial operation of Internet Service with Variable Band-Width and will add new services to its portfolio: Flycom Streaming (Internet Transmissions) and videoconferencing.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of a Notice published by Interconexión Eléctrica S. A. E. S. P. dated January 14, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, February 4 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR
Duff and Phelps de Colombia, S.A.
Securities Rating Corporation

Calle 69 A No. 9-85
Bogotá, Colombia
www.dcrcolombia.com.co
PBX: 347 45 73
Fax: 347 45 74

Bogotá, January 14, 2005

Sticker:
Securities and Exchange Commission barcode: 154357

Registration No. : 20051-803
Date : 17/01/2005 10:45
Procedure : 58 OTHER RELEVANT INFORMATION
Activity : 1 REQUEST/ SUBMITTAL
Section : 22D Attachments: 0 MH

ENTITY : 084001
PROCEDURE: 330
ACTIVITY: 04
ATTACHMENTS: 00

Mr.
CESAR PRADO VILLEGAS
Delegate Superintendent for Issuers
SECURITIES AND EXCHANGE COMMISSION
Bogotá

Dear Mr. Prado,

We would like to inform you that in its meeting of January 14, 2005, the Board of Directors of Duff & Phelps de Colombia S. A. decided to uphold the "AAA" rating for the bond issue carried out in 2001 by INTERCONEXIÓN ELÉCTRICA S.A. – ISA S.A. E. S. P. for COL$ 450 billion. Such rating means an issue of the highest credit quality. Risk factors are virtually nonexistent.

Additionally, such rating reflects:

In Colombia, Interconexión Eléctrica S. A. E. S. P. owns the largest participation in the National Transmission System (STN) with 70.02% of the System's total assets. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share to 74% ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.82% of the System. The amount of the investment plus the difficulty of having alternate networks constitute major barriers

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

to the entrance of prospective competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

It is important to mention that ISA's revenues from the services of energy transmission and connection, administration of the National Dispatch Center (CND), and MEM administration, are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles.

In recent years, ISA Economic Group has focused its strategy on integration of international markets in countries such as Peru, Ecuador and Bolivia. In Peru, ISA's presence is made effective through the concession to operate and maintain Peru's transmission system through Red de Energia del Peru (REP) and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of the interconnection with Ecuador; and in Bolivia, through the establishment of ISA Bolivia for construction and operation of transmission networks. In telecommunications, the Group strengthened with the start of operations of FLYCOM and INTERNEXA telecommunications companies, with which other international projects are anticipated. Duff & Phelps de Colombia S. A. will closely follow the financial performance of the latter companies since it identifies in them a risk profile higher than that of power sector investments.

As of September of 2004 the company's EBITDA was COL$ 377,153 million, 9% higher than as of September of 2003. However, EBITDA margin fell two percentage points between these two periods as a consequence of increased insurance and tax expenses.

As of September of 2004, ISA's debt totaled COL$ 3,656,787 million, representing a 6% decrease with respect to December of 2003. Such a decrease was the result of capital amortizations being greater than new debt contracted, a fact which resulted in a drop in interest paid in 2004, and consequently, in an increase in interest coverage ratio from 3.1x as of December of 2003 to 3.9x as of September of 2004.

A rise in the indebtedness level up to about COL$ 1,620 billion is expected for the 2005-2007 period in order to meet the demands of the company's investment plan. As a consequence of the debt increase, during 2005 interest expenses will grow and debt coverage indicators will slightly drop, a fact that according to the company's projections, agrees with the rating given and the characteristics of the business. Also after analyzing the company' debt requirements, Duff & Phelps de Colombia has confidence in its business and ability to access the financial and capital markets in order to timely meet its financial commitments and carry out its investment plan.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation was in force until December of 2004. Currently, such new methodology is being discussed and it is expected that it will be determined in 2005. Accordingly, Duff & Phelps de Colombia considers that at present there are uncertainty elements in the transmission companies that do not allow to infer with reasonable certainty the evolution of STN's remuneration.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, transporters assume the costs of infrastructure recovery, reason why Duff & Phelps de Colombia will closely monitor the country's ongoing public order situation.

Cordially yours,

(signed)
GLAUCIA CALP
Senior Director

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a rating from Duff & Phelps de Colombia dated January 14, 2005.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, February 4 of 2005.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION FOR THE QUARTER ENDED ON DECEMBER 31, 2004

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on October of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five filled-out forms that correspond to the October 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano
Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 My.doc

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: OCTOBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000 SERIES ISSUED
No OF TITLES ISSUED: NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: OCTOBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities 1

(6) TOTAL ISSUED $150,000,000,000

No OF TITLES ISSUED:

INITIAL VALUE

SERIES ISSUED 1

NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.

SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: OCTOBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 15 MONTH 10 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED 3
NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 19 / 1 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: OCTOBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $180,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED	4	
NOMINAL VALUE	$105,748,840,698	$94.988.563.302
ENDING DATE	April 13, 2006	April 13, 2009

(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS. INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: OCTOBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED	1			
NOMINAL VALUE	$ 130,000,000,000			

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on November of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five filled-out forms that correspond to the November 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano
Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 My.doc

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: SERIES ISSUED
INITIAL VALUE NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: NOVEMBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED: 1
NOMINAL VALUE:

(7) PLACEMENT TERM — INITIAL DATE 20 / 2 / 2004 (D M Y) — ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: NOVEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED 3
NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 19 / 1 / 1999 (D M Y) ENDING DATE 19 / 1 / 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $180,000,000,000

No OF TITLES ISSUED:

INITIAL VALUE

SERIES ISSUED: 4

NOMINAL VALUE: $105,748,840,698 | $94,988,563,302

(7) PLACEMENT TERM: INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $_________

(9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.

SUBSTITUTE GENERAL MANAGER SIGNATURE

ELVIA MARIA BOLIVAR PUERTA

INDEPENDENT AUDITOR SIGNATURE

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: NOVEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED	1			
NOMINAL VALUE	$ 130,000,000,000			

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on December of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five filled-out forms that correspond to the December 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. Juan Luis Ramirez Lozano
Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
1210 -Juan David Bastidas
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 My.doc

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100,000,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE
SERIES ISSUED
NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER

SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR

SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: DECEMBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Conven. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED: 1
NOMINAL VALUE:

(7) PLACEMENT TERM — INITIAL DATE 20 (D) 2 (M) 2004 (Y) — ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: DECEMBER** **YEAR: 2004**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 02 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108,865,000,000
No OF TITLES ISSUED: 1
INITIAL VALUE

SERIES ISSUED	1				
NOMINAL VALUE					

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108,865,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

(1) ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 15 MONTH 10 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $35,000,000,000
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED 3
NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 19 1 1999 (D M Y) ENDING DATE 19 1 2006 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: DECEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $180,000,000,000

No OF TITLES ISSUED:

INITIAL VALUE

SERIES ISSUED: 4

NOMINAL VALUE: $105,748,840,698 | $94,988,563,302

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) SUBSTITUTE GENERAL MANAGER SIGNATURE

ELVIA MARIA BOLIVAR PUERTA

INDEPENDENT AUDITOR SIGNATURE

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: DECEMBER** **YEAR: 2004**

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130,000,000,000

No OF TITLES ISSUED:

INITIAL VALUE

SERIES ISSUED 1

NOMINAL VALUE $ 130,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR PUERTA

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

1320-2-

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES COMMISSION
Avenida el Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

SUBJECT: Report for fourth quarter of 2004

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 201, issued by the Colombian Securities Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through December 31, 2004.

We remain at your service for any explanation or additional information on the matter.

Sincerely,

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1320, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES

THROUGH DECEMBER 31, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	166,739,856,941	982,395,047	43,721,626	10,822,133,867
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	34,626,332,332			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	1,373,378,771			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	15,365,060,291			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	42,353,383,342			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS ANS SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	(18,079,463,026)			
	999	SUBTOTAL	242,378,548,651	982,395,047	43,721,626	10,822,133,867

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES

THROUGH DECEMBER 31, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04	Column 05
			CURRENT	UP TO 30 DAYS PAST DUE	FROM 30 TO 90 DAYS PAST DUE	FROM 91 TO 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	724,602,399,000				
	015	FINANCIAL OBLIGATIONS - 230000	476,520,648,000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	33,471,951,000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	952,693,000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	26,790,497,000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	4,355,461,000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	65,419,000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	339,791,000				
	070	ADDED VALUE TAX - IVA - 2445	709,332,000				
	075	ADVANCES RECEIVED - 2450	1,397,734,000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	436,736,000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	89,630,431,000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	7,248,705,000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	160,577,559,000				
	120	OTHER LIABILITIES - 290000	270,262,826,000				
	999	TOTAL LIABILITIES	1,797,362,182,000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH DECEMBER 31, 2004

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569,472,561	58.219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102,582,317	10.487%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	28,177,314	2.881%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17,535,441	1.793%
	005	MANDATORY PENSION FUND COLFONDOS	2	8002279406	12,509,059	1.279%
	006	PENSION FUND HORIZONTE	2	8002319671	9,888,816	1.011%
	007	PENSION FUND SANTANDER	2	8002248278	8,846,158	0.904%
	008	MANDATORY PENSION FUND PORVENIR	2	8002248088	6,955,946	0.711%
	009	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4,285,000	0.438%
	010	SUBFONDO PENSIOENFONDS PGGM	2	8300180333	3,059,514	0.313%
	011	STICHTING PENSIOENFONDS ABP	2	8301289274	2,495,272	0.255%
	012	PENSION FUND PROTECCIÓN	2	8001982815	2,251,091	0.230%
	013	JARA ALBARRACIN MANUEL	1	19354408	2,093,723	0.214%
	014	EMERGING MARKETS INVR OMNIBUS	2	8002180292	2,027,164	0.207%
	015	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	2,012,145	0.206%
	016	INVESTMENT FUND ACCION	2	8001759243	1,750,000	0.179%
	017	MINEWORKERS PENSION SCHEME	2	8300445950	1,706,090	0.174%
	018	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1,460,366	0.149%
	019	THE GENERAL MOTORS EMPLOYES GLOBAL GROUP	2	8002147585	1,455,443	0.149%
	020	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1,384,697	0.142%
	021	REPURCHASED ORDINARY SHARES			17,820,122	1.822%
	022	Shares repossessed from delinquent shareholders and now in process of being placed in the market			2,373	0.000%
	090	Other shareholders with less participation			160,571,071	16.416%
	999	Subtotal Ordinary Shares			**960,341,683**	98.2%
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960,339,310**	
05	999	TOTAL REPURCHASED SHARES			**17,820,122**	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
						ACCIONES						
			I.D. TYPE (1)	INDENTIFICATION (2)	RELATION TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% de part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	368,244	0	0	368,244	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	108,845	0	0	108,845	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	15,453	0	0	15,453	75.04	0	0
	004	ISA-PERU	2	20501844986	F	13,353	0	0	13,353	28.07	0	0
	005	REP	2	2050464504	F	81,517	0	0	81,517	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	31,335	0	0	31,335	51.00	0	0
	....	....										
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				618,747			618,747			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH DECEMBER 31, 2004

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			OCTOBER	NOVEMBER	DECEMBER
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	69,567,337	57,023,716	73,340,455
	010	PAYMENTS TO SUPPLIERS	7,566,481	6,790,453	6,150,179
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	4,094,535	5,429,452	13,268,906
	020	PAYMENTS FOR PRODUCTION EXPENSES	0	0	0
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	7,839,072	9,463,494	14,191,018
	030	PAYMENTS FOR SALES EXPENSES	1,222,120	2,883,004	2,927,971
	090	OTHER OPERATING INCOME	386,587	591,862	16,765,841
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	58,020,317	42,722,632	62,646,372
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	2,119,336	4,911,271	4,615,586
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	60,505	302,890	404,739
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	(2,058,831)	(4,608,381)	(4,210,847)
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	21,611,802	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	912,000
	035	INTEREST AND MONETARY CORRECTION RECEIVED	242,561	535,518	313,039
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	(21,369,241)	535,518	313,039
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	(23,428,072)	(4,072,863)	(3,897,808)
05	005	NEW DEBT ISSUANCES	0	0	108,865,000
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	36,398,791	0	28,500,000
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	36,967,451	0	138,000,653
	030	INTEREST PAID ON LOANS	11,535,581	8,406,875	4,997,144
	035	ISSUE OF SHARES	3,800	1,362	3,716
	040	DIVIDENDS PAID	23,049,178	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	(35,149,619)	(8,405,513)	(5,629,081)
06	005	CASH INCOME FOR OTHER CONCEPTS	87,398	87,656	88,231
	010	CASH OUTAGES FOR OTHER CONCEPTS	4,991,223	(716,498)	13,855,827
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	(4,903,825)	804,154	(13,767,596)
07	999	**TOTAL CASH NET INCREASE**	(5,461,199)	31,048,410	39,351,887
08	005	BEGINNING CASH	144,276,342	0	0
09	005	END CASH	0	0	0

NOTE: The effective executed cash flow of the quarter must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc



ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	ORDINARY SHARES	71,401	960,339,310
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	71,401	960,339,310
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.84	15.54
	010	% THAT REPRESENTS COMPANIES	1.16	84.46
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.35	0.10
	010	% THAT REPRESENTS LOCAL INVESTORS	99.65	99.90
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	1.22	83.25
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.54	14.58
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.25	2.16
	999	TOTAL	100.01	99.99
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	71,399	288,284,432
	010	3.01 % - 10.00 %	0	0
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	71,401	960,339,310
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	38,955	23,374,771
	010	1001-5000	27,468	54,067,017
	015	5001-10000	2,841	19,092,740
	020	10001-50000	1,832	35,243,853
	025	50001-100000	157	10,845,289
	030	100001-500000	109	21,758,608
	035	MORE THAN 500000	39	795,957,032
	999	**TOTAL**	71,401	960,339,310

Note: In order to calculate the aforementioned values, 2,373 shares repossessed from delinquent shareholders were not taken into account. Such shares are in the process of being placed in the market again.

ATTACHMENT S-25

FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,765.58
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,573.32
	020	PROFIT PER SHARE	145.80
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	92,192,801,568
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	92,192,801,568
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	96
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Mayo 22, 2004
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	785
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	91,802,683,638
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	478,141,688,549
	020	CREDIT PURCHASES IN FOREIGN MARKETS	21,587,681,635
	999	TOTAL PURCHASES	499,729,370,184
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	712,206,335,809
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	712,206,335,809
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) P:(1) Pe(1) Periodicity of dividends payment in number of days.

(2) A: (2) A: (2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	44,477,858,000
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	22,228,377,000
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL. INVESTMENTS	**66,706,235,000**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	141,489,773,000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	20,743,746,000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	1,171,361,000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	6,076,265,000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	19,365,199,000
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	(18,079,463,000)
	999	SUBTOTAL DEBTORS	**170,766,881,000**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	6,955,971,000
	010	DEFERRED CHARGES - 1910	2,586,014,000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	0
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	9,541,985,000
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0
	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0
	060	INTEREST ON SHORT-TERM GOV. LOANS	0
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH DECEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**0**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	143,870,736,000
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	28,001,711,000
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**171,872,447,000**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	33,471,951,000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	952,693,000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	26,790,497,000
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	4,355,461,000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	65,419,000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	339,791,000
	055	VALUE ADDED TAX - VAT - 2445	709,332,000
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	1,397,734,000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	REWARDS TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	67,622,443,000
	999	SUBTOTAL ACCOUNTS PAYABLE	**135,705,321,000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	6,297,216,000
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**6,297,216,000**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	123,913,574,000
	010	ANTICIPATED INCOME RECEIVED - 2910	5,240,422,000
	015	DEFERRED CREDITS -2915	0
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**129,153,996,000**